UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

500.com Limited

(Name of Issuer)

Ordinary Shares, par value of $0.00005 per share

(Title of Class of Securities)

33829R100

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons Man San Law
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong Special Administrative Region, People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 34,148,836
		6	Shared Voting Power 10,265,018
		7	Sole Dispositive Power 34,148,836
		8	Shared Dispositive Power 10,265,018
9	Aggregate Amount Beneficially Owned by Each Reporting Person 44,413,854
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 10.21%. *The voting power of the shares beneficially owned represent 10.21% of the total outstanding voting power.
12	Type of Reporting Person IN

* The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of the date of this Schedule 13G. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.

1	Names of Reporting Persons Delite Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 29,008,836
		6	Shared Voting Power 0
		7	Sole Dispositive Power 29,008,836
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 29,008,836
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.75%. *The voting power of the shares beneficially owned represent 6.75% of the total outstanding voting power.
12	Type of Reporting Person CO

* The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of the date of this Schedule 13G. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.

1	Names of Reporting Persons Jackpot International Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 29,008,836
		6	Shared Voting Power 0
		7	Sole Dispositive Power 29,008,836
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 29,008,836
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.75%. *The voting power of the shares beneficially owned represent 6.75% of the total outstanding voting power.
12	Type of Reporting Person CO

* The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of the date of this Schedule 13G. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.

Item 1(a).	Name of Issuer: 500.com Limited
Item 1(b).	Address of Issuer’s Principal Executive Offices: 12F, West Side, Block B, Building No. 7 Shenzhen Bay Eco-Technology Park Nanshan District, Shenzhen 518115 The People’s Republic of China
Item 2(a).	Name of Person Filing: (i) Man San Law, (ii) Delite Limited and (iii) Jackpot International Limited (collectively, the “Reporting Persons”).
Item 2(b).

Address of Principal Business Office, or, if none, Residence:

Man San Law

50/F Bank of China Tower, 1 Garden Road

Central, Hong Kong

Delite Limited

P.O. Box 3321, Road Town, Tortola

British Virgin Islands

Jackpot International Limited

Helvetia Court South Esplanade St Peter Port

Guernsey

Item 2(c).	Citizenship: Man San Law – Hong Kong Special Administrative Region, People’s Republic of China Delite Limited – British Virgin Islands Jackpot International Limited – Guernsey
Item 2(d).	Title of Class of Securities: Ordinary Shares, par value of $0.00005 per share, of the Issuer.
Item 2(e).	CUSIP No.: 33829R100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable.

Item 4.	Ownership
The following information with respect to the ownership of the Ordinary Shares of the Issuer (the “Shares”) by each of the Reporting Persons is provided as of the date of this Schedule 13G:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Man San Law	44,413,854	10.21%	34,148,836	10,265,018	34,148,836	10,265,018
Delite Limited	29,008,836	6.75%	29,008,836	0	29,008,836	0
Jackpot International Limited	29,008,836	6.75%	29,008,836	0	29,008,836	0

The 44,413,854 ordinary shares of the Issuer beneficially owned by Mr. Man San Law comprise (i) 6 Class B ordinary shares, (ii) 21,000,000 Class A ordinary shares and (iii) 800,883 ADSs which represent 8,008,830 Class A ordinary shares owned by Delite Limited as described below, (iv) 8 Class B ordinary shares, (v) 5,000,000 Class A ordinary shares and (vi) 526,501 ADSs which represent 5,265,010 Class A ordinary shares owned by Smart Mega Holdings Limited as described below, as well as (vii) 5,140,000 Class A ordinary shares issuable upon the exercise of options and RSUs within 60 days of the date of this Schedule 13G granted to Mr. Law under the 2011 Share Incentive Plan of the Issuer.

Delite Limited, a British Virgin Islands company, directly holds 6 Class B ordinary shares, 21,000,000 Class A ordinary shares of the Issuer, and owns 800,883 ADSs which represent 8,008,830 Class A ordinary shares. Delite Limited is 100% owned by Jackpot International Limited on behalf of The Jackpot Trust, with Credit Suisse Trust Limited as the trustee, Mr. Man San Law as the settlor and protector, and Mr. Law and his family members as beneficiaries, which include Ms. Ping Yuan, wife of Mr. Law, Ms. Yuhan Law, daughter of Mr. Law, Mr. Lin Law, father of Mr. Law, and Ms. Ruihua Hu, mother of Mr. Law. Mr. Law indirectly holds all voting and investment powers of Delite Limited and its assets, and is the sole director of Delite Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Law may be deemed to beneficially own all of the ordinary shares of the Issuer heled by Delite Limited.

Smart Mega Holdings Limited, a British Virgin Islands company, directly holds 8 Class B ordinary shares, 5,000,000 Class A ordinary shares of the Issuer, and owns 526,501 ADSs which represent 5,265,010 Class A ordinary shares. Smart Mega Holdings Limited is 100% owned by Vibrant Jade Limited on behalf of The Vibrant Jade Trust, with Credit Suisse Trust Limited as the trustee, Ms. Ping Yuan as the settlor, Mr. Man San Law as the protector, and Ms. Yuan, Mr. Law and Ms. Yuhan Law as beneficiaries. Mr. Law indirectly holds all voting and investment powers of Smart Mega Holdings Limited and its assets, and Ms. Yuan is the sole director of Smart Mega Holdings Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Law and Ms. Yuan may be deemed to beneficially own all of the ordinary shares of the Issuer heled by Smart Mega Holdings Limited.

Mr. Law and Ms. Yuan are husband and wife, and as such, each of them may be deemed to beneficially own ordinary shares of the Issuer held by the other person pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

The percentage of class of securities beneficially owned by each of the reporting persons as of the date of this Schedule 13G is based on 430,001,891 outstanding ordinary shares as a single class, being the sum of 430,001,792 Class A ordinary shares and 99 Class B ordinary shares outstanding as of the date of this Schedule 13G assuming conversion of all Class B ordinary shares into Class A ordinary shares.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2020

Man San Law	By:	/s/ Man San Law
	Name:	Man San Law

Delite Limited
	By:	/s/ Man San Law
	Name:	Man San Law
	Title:	Director

Jackpot International Limited	By:	/s/ Primary Management Limited
	Name:	Primary Management Limited
	Title:	Director

LIST OF EXHIBITS

Exhibit 99.1 – Joint Filing Agreement